May 22, 2026

Barry Quart
Chief Executive Officer
Connect Biopharma Holdings Limited
3580 Carmel Mountain Road, Suite 200
San Diego, CA 92130

        Re: Connect Biopharma Holdings Limited
            Registration Statement on Form F-3
            Filed May 15, 2026
            File No. 333-295921
Dear Barry Quart:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Michael Sullivan